                     Securities and Exchange Commission
                          Washington, D.C.  20549


                               Schedule 13 G
                 Under the Securities Exchange Act of 1934



                       Peoples Banctrust Company Inc.
                              Name of Issuer


                          $.10 Par Common Stock
                       Title or Class of Securities


                                 709796106
                                CUSIP Number


Check the following box if a fee is being paid with this statement.
____

1)	Names of Reporting Persons, S.S. or I.R.S. Identification Numbers of
        Above Persons:
	Peoples Banctrust Company Inc.	63-0896239

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3)	S.E.C. Use Only

4)	Citizenship or Place of Organization:  Alabama

Number of Shares	5)	Sole Voting Power	   466,521
Beneficially Owned	6)	Shared Voting Power	         0
by Each Reporting	7)	Sole Dispositive Power	   461,541
Person With:	        8)	Shared Dispositive Power     4,480

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
	466,521

10)	Check if the Aggregate Amount in Row 9) Excludes Certain Shares.

11)	Percent of Class Represented by Amount in Row 9):  9.06%

12)	Type of Reporting Person (See Instructions):  HC

Item 1(a)	Name of Issuer:
		Peoples Banctrust Company Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
		310 Broad Street
		Selma, Alabama  36701

Item 2(a)	Name of Person Filing:
		Regions Financial Corporation

Item 2(b)	Address of Principal Business Office or, if none,
		Residence:
		417 North 20th Street
		Birmingham, Alabama  35202-0247

Item 2(c)	Citizenship:
		Delaware Corporation

Item 2(d)	Title or Class of Securities:
		$.625 par common stock

Item 2(e)	CUSIP Number:
		758940100

Item 3   	If this statement is filed pursuant to Rules 13d-1(b), or
                13d-2(b), check whether the person filing is a:

(a)	   	Broker or Dealer registered under section 15 of the Act
(b)	   	Bank as defined in section 3(a)(6) of the Act
(c)	   	Insurance Company as defined in section 3(a)(19) of the Act
(d)	   	Investment Company registered under section 8 of the
                Investment Company Act
(e)	   	Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940
(f)	   	Employee Benefit Plan, Pension Fund which is subject to the
                provisions of the Employee Retirement Income Security Act of
                1974 or Endowment Fund;
(g)	 X 	Parent Holding Company, in accordance with section 240.13d-
                1(b)(ii)(G) (Note:  See Item 7)
(h)	   	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4   	Ownership.
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  466,521

	(b)	Percent of Class:  9.06%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to
			direct the vote			466,521
		(ii)	shared power to vote or to
			direct the vote	      		      0
		(iii)	sole power to dispose or to
			direct the disposition of	461,541
		(iv)	shared power to dispose or to
			direct the disposition of	  4,480

	None of the above represent shares which there is a right to acquire.

Item 5   	Ownership of Five Percent or Less of a Class.

		Not Applicable.

Item 6   	Ownership of More than Five Percent on Behalf of Another
                Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	All shares reported on this form are held by affiliate trust departments as fiduciary for various beneficiaries. The account of Roberts and Mildred Blount Charitable Trust has such an interest relating to five percent or more of the class of securities.

Item 7   	Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

	Exhibit Attached.

Item 8   	Identification and Classification of Members of the Group.

		Not Applicable.

Item 9   	Notice of Dissolution of Group.

		Not Applicable.

Item 10  	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999
Date



/s/Ronald C. Jackson
Signature

Ronald C. Jackson
Senior Vice President and
   Director of Investor Relations
Regions Financial Corporation
Name/Title

		EXHIBIT

		No. of Shares	    Sole	   Shared	    Sole	   Shared
		Beneficially	   Voting	   Voting	 Dispositive	 Dispositive
		    Owned	    Power	    Power	    Power	    Power


Regions Bank	   466,521	   466,521	       0	   461,541	    4,480
of Alabama

	TOTALS	   466,521 	   466,521             0	   461,541	    4,480

The Item 3 classification of the subsidiary listed above is (b) Bank as defined in section 3(a)(6) of the Act.

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